UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 20, 2020, Lixia Tu resigned from her positions as a director and Chief Financial Officer of KBS Fashion Group Limited (the “Company”). On October 21, 2020, John Sano and Matthew C. Los resigned from their positions as independent directors of the Company. On October 22, 2020, Themis Kalapotharakos also resigned from our board of directors.

Effective October 25, 2020, our board of directors filled the vacancies on our board of directors by appointing the following individuals to serve as members of the board:

Mr. Jin Yan, age 51, has over 20 years of marketing experience in the entertainment industry. He is also a well-known entertainment agent, having represented superstars such as Andy Lau for almost ten years. Mr. Jin is currently the president of Zhongshi Culture Communication Co., Ltd, which he founded in 2015. Mr. Jin was also appointed as a member of the Audit Committee of the Company.

Mr. Mu Ruifeng, age 57, is the founder of Xinruifeng Property Marketing Management Co., Ltd. and Xinruifeng Investment Group Co., Ltd. He is currently serving as the general manager and chairman of the board of those two companies. In addition, Mr. Mu also is the vice president of the Overseas Chinese Chamber of Commerce and a Hong Kong, Macao and Taiwanese specially invited member of the Foreign Affairs Committee. Mr. Mu is also an investor in Touch Stone Investment Pty, Ltd., a fund based in Australia focusing on the real estate market since 2015. Mr. Mu has acquired a range of expertise in business based upon his over 30 years in the business world. In addition, Mr. Mu was appointed by the board of directors as the Chair of the Audit Committee. Our board of directors has also determined that Mr. Mu is an “audit committee financial expert”.

Mr. Zhen Hong Wei, age 40, has over 15 years of management experience in the Arts and Design field. He is currently a senior management member of Zhong Yi Construction Planning Co., Ltd., and he has been in this position for over 10 years. Mr. Zhen is graduate of Tianjin Design Institute.

Ms. Chen Bizhen, age 45, has over 16 years of experience in the fashion apparel industry. She is an expert in financial matters and is currently the Co-general Manager of KBSF Fashion Group Limited. She has been in this position for over 10 years.

Applying the definition of independence set forth in Rule 5605(a)(2) of The Nasdaq Stock Market, Inc., we believe that Mr. Jin and Mr. Mu are “independent directors.”

We have not entered into any fixed compensation arrangements with any of our newly-appointed directors. With the exception of Ms. Chen Bizhen’s continuing service as our Co-general Manager, none of our newly-appointed Directors has had any material direct or indirect interest in any of our transactions or proposed transactions over the last two years.

In addition, the board of directors of the Company appointed Mr. Keyan Yan as the Company’s Interim Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2020	KBS Fashion Group Limited

	By:	/s/ Keyan Yan
Keyan Yan Chief Executive Officer and Interim Chief Financial Officer

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